EXHIBIT 99.1

Golar Power completes 96 hour reliability test at 1.5GW Sergipe Power Plant

Golar Power Limited (“Golar Power”) has successfully completed today the final operational test at the 1.5GW Sergipe Power Plant.

The test involves supplying the maximum load of the plant (1.5 GW) to the National Interconnected System (SIN) for a period of 96 continuous hours. The test is the final requirement of the National System Operator (ONS) in order to start commercial operations under the 25-year power purchase agreements.

For the test, the three gas turbines, the steam turbine and three heat recovery boilers operated in a combined cycle and delivered a volume in excess of 1.5GW, for 96 continuous hours. The test was successfully completed this morning at 03:00am (GMT).

Hamilton, Bermuda

March 17, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Eduardo Maranhao

Stuart Buchanan